

Mail Stop 4631

November 20, 2009

Via U.S. Mail and Facsimile

Mr. Robert J. Siverd
Executive Vice President, General Counsel and Secretary
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KT 41076-9753

> **Re:** **General Cable Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 17, 2009**
> **File No. 333-162688**
>
> **Form 10-Q for the Quarter Ending July 3, 2009**
> **Filed August 12, 2009**
> **File No. 001-12983**
>
> **Form 8-K**
> **Filed August 12, 2009**
> **File No. 001-12983**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 17, 2009**
> **File No. 001-12983**

Dear Mr. Siverd:

    We have reviewed your amended filings and response letter and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-4

General

1.   We note that you have filed a request for confidential treatment with respect to
        exhibit 10.9 to the Form 10-K/A filed on November 17, 2009. Please be advised
        that we may have comments on your request for confidential treatment that will
        follow by separate letter. Please also be advised that all comments relating to the
        request for confidential treatment must be resolved before we will consider a
        request for acceleration of your registration statement.

2.   We note your response to comment 18 in our letter dated November 9, 2009. To
        the extent you do not intend to rely upon Rule 430B under the Securities Act,
        please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

3.   We note your response to comment 22 in our letter dated November 9, 2009 and
        reissue this comment with respect to the revised phrase "in our professional
        judgment". Please have counsel revise its opinion accordingly.

Form 10-Q for the Quarter Ending July 3, 2009

Inventories, Prior Comment 28

4.   You state that SAB 5:BB (Inventory Valuation Allowances) "is not specific to
        inventories using the LIFO method". Given that the SAB does not contain
        language identifying any inventory accounting method that should be excluded
        from its scope, it remains unclear how you concluded that the SAB is not
        applicable to the LIFO accounting method. Further, it appears that the SAB would
        have a higher priority than the AICPA Issues Paper given the guidance in SAS 69,
        SFAS 162, and Topic 105-10 of the Codification. Please clarify your analysis of
        this issue.

Guarantor's Investment in Subsidiaries, Prior Comment 32

5.   Please describe and quantify the material components of the $1,199m asset in the
        Guarantors 10/2/09 condensed balance sheet. See the guidance in Article 3-
        10(i)(5) of Regulation S-X.

Parent's Operating Cash Flow, Prior Comment 33

6.   The derivation of the Parent's reported operating cash flow remains unclear.
        Please provide a summary of the specific cash inflows and outflows that comprise

the Parent's reported 10/2/09 $30.8m positive operating cash flow balance. For example, tax, interest and administrative cost disbursements and prepayments would be cash outflows and any corresponding cash reimbursements would be cash inflows. We note the materiality of the Parent's results to the aggregate 10/2/09 Parent and Guarantor operating cash flows.

Dividend Classification, Prior Comment 34

7.   Please tell us why the dividend was classified as an investing cash flow by the Parent instead of as an operating cash flow. We note that the amount is material to the Parent's reported 2008 operating and investing cash flows. See Section 230-10-45-16b of the Codification and address any consideration given to the Canadian subsidiary's cumulative undistributed earnings. Clarify also the statutory requirement for recording the transaction as a dividend instead of as a capital distribution.

Form 8-K filed August 12, 2009

Segment Data, Prior Comment 35

8.   Please tell us who is on the "Operating Committee" and fully describe its specific function and authority. Explain how the Committee's decision-making activities were considered in your identification of the CODM.

Definitive Proxy Statement on Schedule 14A

Annual Incentives page 21

9.   We note your response to comments 40 and 41 in our letter dated November 9, 2009. With a view towards future disclosure, please quantify the earnings, cash flow, operating earnings and return on capital performance targets that were considered by the committee for each named executive officer (as applicable). Please explain whether you assign particular weight to each target in your consideration of these targets in determining whether an adjustment to the annual incentive pay is appropriate. Please refer to Item 402(b)(2)(v) and (vii) of Regulation S-K. To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Please refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Melissa Rocha, Staff Accountant at (202) 551-3854 or, in her absence, Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748, or in their absence Mellissa Duru, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3757 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Jeffrey Taylor, Esq. *via facsimile at* (215) 832-5579
Blank Rome LLP
One Logan Square
Philadelphia, PA 19103-6998